Exhibit 2.4

PURCHASE AGREEMENT

PURCHASE AGREEMENT dated as of April 25, 2015, between Top Shelf Brands., a Nevada corporation (“Seller”) and International Spirits and Beverage Group., a Nevada Corp. (“Purchaser”).

WHEREAS, Seller owns US Registration for a design trademark and Logo “Tequila Besado and Besado Tequila” (the “Product Label”) for use on Tequila;

WHEREAS, Seller has the right to distribute tequila bearing the label Tequila Besado and Besado Tequila ™(the “Product”) in Mexico and wishes to facilitate the export of the Product to the United States and other areas of the World; and

WHEREAS, Purchaser intends to raise Hinds to establish a distribution network for the Product if it owns the rights to the Product Label in the United States;

NOW, THEREFORE, the parties hereto, in consideration of the premises hereof and other good and valuable consideration, hereby agree as follows:

1.          Definitions. The following terms used herein shall have the meanings given to such terms below:

“This Agreement” means this Purchase Agreement between Purchaser and Seller.

“Tequila Besado and Besado Tequila™” means Tequila bearing the Trademark,

“Assignment” means an Assignment from Seller to Purchaser of all Seller’s right, title and interest in any registrations of the Trademark, and the right to apply for such registration, for use on all products whatsoever within the Territory.

“Distribution Agreement” means the Distribution Agreement to be dated on or about the date hereof, between Top Shelf Brands and ISBG.

“Product” has the meaning given to such term in the second Whereas clause hereof.

“Product Label” has the meaning given to such term in the first Whereas clause hereof.

“PTO” means the United States Patent and Trademark Office.

"Purchased Property" means all right, title and interest in the Product Label for use in the Territoly, the trademark "Tequila Besado and Besado Tequila™" and all derivatives associated with it, whether registered or unregistered, with respect to the International Trademark Class 33 (wines and spirits), and any and all rights with respect thereto, including: (i) the goodwill associated with each of such trademark; (ii) all registrations and applications in connection therewith; (iii) all reissues, extensions and renewals thereof; (iv) all trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos, brand names, package and other designs, and any other source or business identifiers, and the rights in any of the foregoing which arise under applicable law; (v) all claims for, and rights to sue for infringements of any of the foregoing occun-ing on or after the date hereof; and (vi) all income, royalties, damages and payments now or hereafter due or payable with respect to any of the foregoing, including damages and payments for any infringements thereof; subject to the exclusive right of Purchaser to register or apply for registration of the Trademark in any jurisdiction in the Territory with respect to any products within International Trademark Class 33.

"Purchase Price" means ISBG shares for 75 percent, payable at the Closing.

"Purchaser" means International Spirits and Beverage Group, a Nevada corporation.

"Seller" means Top Shelf Brands., a Nevada corporation. "Signing" has the meaning given to such term in Section 3 hereof "Territory" means the entire World, and Mexico.

"Trademark" means the Trademark "Tequila Besado and Besado Tequila™" and the Product Label, including the associated logo registered with the PTO and any artwork, designs and logos associated therewith, all registrations or applications for registration thereof in the Territory, and vis-a-vis the Distillery, all rights to use such label on Products throughout the Territory.

2.          Purchase and Sale. Seller hereby agrees to sell the worldwide rights to the Product Label and all other Purchased Property to Purchaser, and Purchaser hereby agrees to purchase the Product Label and other Purchased Prope 1 ty from Seller in consideration ofpayment of the Purchase Price and other valuable consideration to be paid by Purchaser to Seller. The exchange of considerations referred to herein is herein called the "Closing".

3.          Signing. Upon the Signing ("Signing") of the this Agreement, each of the following shall occur:

(a)	The Distribution Agreement shall be executed and delivered;

(b)	Seller shall deliver to Purchaser a master Assignment of all its right, title and interest in the Product Label and other Purchased Property;

(c)	Seller shall deliver to Purchaser an individual Assignment of trademark PTO covering the Product Label in proper form for recording by the PTO;

(d)	Purchaser shall make payment of the Purchase Price to Seller by bank cashier’s check or wire transfer; and

(e)	Each party hereto shall deliver such other documents as are reasonably requested to evidence the performance of the obligations of such party hereunder.

4.          Covenants. The parties here to represent and covenant to each other as follows:

(a)
 Ownership Rights. The Distillery acknowledges, for the purpose of this Agreement, the ownership of the Product Label and other Purchased Property, including confusingly similar or infringing trademarks and trade names throughout the World, and agrees that it shall not do anything inconsistent with such ownership and rights and that all uses of the Product Label and such other Purchased Property by Distillery and all good will developed therefrom in the Territory shall inure to the benefit of and be on behalf of Purchaser. The Distillery agrees that nothing in this Agreement shall give Distillery any right, title or interest in the Product Label and such other Purchased Property or similar trademarks other than as specifically provided in this Agreement, and agrees that it shall not challenge the Purchaser’s rights or the validity of the Product Label andsuch other Purchased Property or such other rights, or any rights of Purchaser that have arisen from this Agreement;

(b)
 Territorial Restriction. Purchaser shall not sell any Products to customers either (i) in Mexico, or (ii) in the Territory where Purchaser knows or has reason to know that such customer intends to resell such Products in Montreal; and

(c)
 Confirmation of Ownership. Whenever requested by Purchaser, whether during the Term or thereafter, Distillery shall, at Purchaser’s sole cost and expense, execute such documents as Purchaser may reasonably deem necessary to establish or confirm Purchaser’s rights in, or to maintain the validity of, the Product Label or other Purchased Property and to obtain or maintain any registration thereof, including any consents required with respect to the filing of applications for, or assignments of, the Trademark, Product Label or other Purchased Property.

5.          Trademark. Seller hereby represents that the registration of the Product Label and related PTO registration of the design trademark is owned by Seller and that, following the Closing such Product Label and design trademark shall be deemed to be entirely the property of

Purchaser and Seller shall not claim any title or right to use the same in the Territory on any products whatsoever at any time and shall not question, dispute, attacked or put an issue, the title of any rights of Purchaser in such Trademark in the Territory on any such products.

6.          Perpetuities. In the event that it is determined that the rule against perpetuities is applicable to the Assignment accomplished hereby, the duration of the Assignment shall be determined to have been limited so as to end not later than the expiration of 21 years following the death of the last to die of Alonzo Pierce and Charlesa Easter- Pierce his spouse, and their resgBSfive lineal descendants living (including a period of gestation) on jthe date of execution hereof.

7.          Confidentiality. Parties agree that during of this Agreement, he/she/it will not, irrespective of the time, manner or cause, directly or indirectly, disclose to any person, firm or coiporation, or use or apply, except in the course of this agreement, any confidential information learned, acquired, discovered or developed while affiliated with one another, any secret or confidential information or knowledge pertaining to the business operations including, but not limited to, trade know how, consultant contracts, customer list, pricing policies, operational methods, marketing plans or strategies, product development techniques or plans, technical processes, designs and design projects; provided, however, that this Section shall not prohibit disclosure by a party to this Agreement of information which (i) generally becomes available to the public other than as a result of disclosure by such party, (ii) was within the possession of such party prior to being furnished to it by the other party to this Agreement, or (iii) becomes available to such party on a non-confidential basis from a source independent of such other party; provided, however, that this paragraph shall not apply to the disclosure of Confidential Information which is compelled by law (including judicial or administrative proceedings and legal process), in which case the party being compelled to disclose such Confidential Information shall promptly give written notice to the other party of any request or requirement for any such disclosure so that such other party shall have an opportunity to oppose such requirement.

8.          Entire Agreement. Effective upon the execution hereof, this Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof, including the Sales and Distribution Agreement between the parties dated as of March 12, 2015 and related undated addendum thereto and Addendum Agreement dated as of April 20, 2015, and may not be changed orally, and no change or attempted waiver of the provisions hereof shall be binding unless in writing and signed by the parties against whom the same is sought to be enforced; provided' however, that in the event that the proposed Distribution Agreement shall have been executed prior to the execution hereof, this Agreement shall not supersede or otherwise affect the terms of such Distribution Agreement.

9.          Survivmg Provisions. Upon the expiration of this Agreement, those provisions hereof which by their terms are not clearly intended to expire upon such expiration or at a specified time thereafter, shall survive such expiration or lapse of such specified time.

10.        Non-Agency. Nothing in this Agreement shall be construed to constitute either party the agent of the other or to constitute the parties as members of a joint venture or partnership, nor shall any similar relationship be deemed to exist between them.

11.        Severability. Intheeventthatanyprovisionofthis Agreementshall be judicially held to be invalid or unenforceable, or if the scope of any such provision shall be held to be overly broad in scope or term, such holding shall not invalidate or render unenforceable any other provision hereof or such provision in any other circumstances or jurisdiction, and any such provision held to be overly broad shall be deemed to have been automatically revised to narrow its scope or term to give it the greatest effect consistent with such holding, and such holding shall not invalidate or render unenforceable this Agreement or such provision, as so deemed amended, so long as this Agreement without such invalid or unenforceable provision does not fail of its essential purpose or purposes. The parties shall negotiate in good faith to replace any such invalid or unenforceable provision or provisions with suitable provisions which shall maintain the economic purposes and intentions of this Agreement.

12.        Non-Assignability. Except as specifically contemplated herein, this Agreement in any rights, privileges or obligations hereunder may not be assigned or transferred in whole orpart by either party hereto without the prior written consent of the other party.

13.        Notices. Any notice to be given hereunder shall be in writing and shall be deemed duly given (i) upon mailing a confirmation by first class mail, postage prepaid, of a facsimile or e-mail transmission, (ii) when sent by overnight delivery by courier, or (iii) when mailed by registered or certified mail return receipt requested and postage prepaid:

If to Seller, addressed to:

Top Shelf Brands Holdings
700 Louisiana Street, Suite 3950
Houston, Texas 77002

Attention: Mr. Terry Williams

If to Purchaser, addressed to:

International Spirits and Beverage Group
700 Louisiana Street, Suite 3950

Attention: Mr. Alonzo Pierce

With a copy to:

Sonfield & Sonfield
2500 Wilcrest Dr, 3rd fl
Houston, TX 77042

Attention: Robert Sonfield, Esq.

Or to such other address as such party hereto shall designate in writing to the other party.

14.        Waiver. A waiver by either party hereto of any particular default or breach by the other party shall not affect orprejudice the rights of the aggrieved party with respect to any other default or breach whether of the same or different nature.

15.        Assurances. Each of the parties hereto shall do such further acts and things, including executing appropriate documents, as may reasonably be requested by the other party to carry out the intent of this Agreement.

16.        Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and pennitted assigns.

17.        Governing law. This Agreement shall be governed by and construed in accordance with the laws of the state of Texas applicable to Agreements made and to be performed wholly within such state.

18.        Jurisdiction and Venue. Each of the parties hereto hereby consents to the exclusive jurisdiction of the State or Federal courts located in the County of Harris, Houston, Texas and agrees that any action concerning a dispute arising out of or relating to this Agreement shall be brought in any State or Federal court located in said Harris county and that process, notice of motion, or other application of the court, or a judge thereof, or any notice in connection with the proceedings provided for herein may be served within or without the State of Texas, as provided herein for the serving of notices hereunder.

19.        Equitable Remedies. The parties agree that in the event of a threatened breach of the provisions herein concerning restrictions on the use of the Trademark, or any other act which would entitle the damage party to injunctive relief, such party may suffer irreparabledamageandwillnothaveanadequateremedyatJaw. Aaccordingly, in the event ofsnch an actual or threatened breach or act, such party shall be permitted to apply for and to obtain an injunction restraining any other party from such actual or threatened action, in addition to such parties other remedies at law or equity.

20.        Captions. The captions heading each Section of this Agreement are for convenience only and shall have no effect on the interpretation or meaning of this Agreement.

21. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument.

In the witness whereof, each of the parties hereto has caused this Agreement to be executed in its respective name by one of its Representatives thereunto duly authorized, as of the day and year set forth above.

Top Shelf Brands Holdings

/s/ Alonzo Pierce
Alonzo Pierce, CEO

International Spirits
Beverage Group, Inc.

/s/ Terry Williams
Terry Williams, CEO